Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2017.

As at April 30, 2017
(in millions of Canadian dollars)

Subordinated Debt	4,318

Total Equity
Preferred Shares(1)	4,340
Common Shares	13,072
Contributed Surplus	307
Retained Earnings	22,703
Accumulated Other Comprehensive Income	4,491

Total Shareholders’ Equity	44,913
Non-controlling Interest in Subsidiaries	0

Total Equity	44,913

Total Capitalization	49,231

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38 and 40. For more information on the classification of Preferred Shares, please refer to Note 8 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2017.